Exhibit 12.1

STATEMENT OF COMPUTATION OF

RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth the deficiency of our earnings available to cover fixed charges for the periods shown (amounts in $000’s).

	For the nine months ended September 30, 2005	Fiscal Year Ended December 31,
		2004	2003	2002	2001	2000
Interest expense	$155	$166	$451	$595	$714	$846
Total fixed charges	155	166	451	595	714	846
Loss before taxes	(29,262)	(10,290)	(4,866)	(26,022)	(21,377)	(132)
Fixed Charges	155	166	451	595	714	846
Coverage deficiency	$(29,417)	$(10,456)	$(5,317)	$(26,617)	$(22,091)	$(978)

For this purpose, “earnings” consist of loss before taxes plus fixed charges. “Fixed charges” consist of (a) interest expensed and capitalized, (b) amortized premiums, discounts and capitalized expenses related to indebtedness, (c) an estimate of the interest within rental expense, and (d) preference security dividend requirements of consolidated subsidiaries.